Exhibit 99.3

Your Vote Counts!
ATENTO S.A.
2021 Extraordinary and Ordinary General Meeting
Vote by April 1, 2021 11:59 PM ET
ATENTO S.A. SOCIÉTÉ ANONYME
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761
D40488-S20600
You invested in ATENTO S.A. and it’s time to vote!
You have the right to vote on proposals being presented at the Extraordinary and Ordinary General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on April 2, 2021.
Get informed before you vote
View the Notice, the Proxy Statement, the 2014 Omnibus Incentive Plan, and a proposed draft of the amended and restated articles of association of the Company online OR you can receive a free paper or email copy of the material(s) by requesting prior to March 19, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy.
For complete information and to vote, visit www.ProxyVote.com
Control #
Smartphone users
Point your camera here and vote without entering a control number
Vote in Person at the Meeting*
April 2, 2021
9:00 AM Central European Time
Maltre Jacques Kesseler at 13, Route de Luxembourg, L-4761 Pétange, Grand Duchy of Luxembourg
*Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting.
Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.
V1

Vote at www.ProxyVote.com
THIS IS NOT A VOTABLE BALLOT
This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.
Voting Items Board Recommends
Agenda of the Extraordinary General Meeting
E1. Approval of the amendment of article thirteen (13) of the articles of association of the Company. For Agenda of the Ordinary General Meeting
1. Approval of the appointment of Deloitte Audit, Société à responsabilité limitée, as independent auditor (réviseur d’entreprises agréé) of the Company with respect to the financial year ending on December 31, 2021 and, as For a result, for a term which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as of December 31, 2021; and 2. Approval of the amendment of the existing 2014 Omnibus Plan of the Company to increase the number of shares of For the Company authorized to be issued and/or allocated thereunder.
Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Sign up for E-delivery”.
D40489-S20600

Your Vote Counts!
ATENTO S.A.
2021 Extraordinary and Ordinary General Meeting
Vote by April 1, 2021 11:59 PM ET
D40490-S19394
You invested in ATENTO S.A. and it’s time to vote!
You have the right to vote on proposals being presented at the Extraordinary and Ordinary General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on April 2, 2021.
Get informed before you vote
View the Notice, the Proxy Statement, the 2014 Omnibus Incentive Plan, and a proposed draft of the amended and restated articles of association of the Company online OR you can receive a free paper or email copy of the material(s) by requesting prior to March 19, 2021. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com
Control #
Smartphone users
Point your camera here and vote without entering a control number
Vote in Person at the Meeting*
April 2, 2021
9:00 AM Central European Time
Maltre Jacques Kesseler
at 13, Route de Luxembourg, L-4761
Pétange, Grand Duchy of Luxembourg
*If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance. V1

Vote at www.ProxyVote.com
THIS IS NOT A VOTABLE BALLOT
This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.
ATENTO S.A.
2021 Extraordinary and Ordinary General Meeting
Vote by April 1, 2021
11:59 PM ET
Voting Items Board Recommends
Agenda of the Extraordinary General Meeting
E1. Approval of the amendment of article thirteen (13) of the articles of association of the Company. For Agenda of the Ordinary General Meeting
1. Approval of the appointment of Deloitte Audit, Société à responsabilité limitée, as independent auditor
For (réviseur d’entreprises agréé) of the Company with respect to the financial year ending on December 31, 2021 and, as a result, for a term which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as of December 31, 2021; and
2. Approval of the amendment of the existing 2014 Omnibus Plan of the Company to increase the number of shares of For the Company authorized to be issued and/or allocated thereunder.
NOTE: Such other business as may properly come before the meeting or any adjournment thereof.
D40491-S19394